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NEWS RELEASE for January 4, 2002 at Immediately
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Contact:  Allen & Caron Inc                 A.C.L.N. Limited
          Jill Cieslak (Investors)          Jane Creber, V.P. Investor Relations
          Len Hall (Media)                  310-268-9288
          949-474-4300                      jane@aclnltd.com
          jill@allencaron.com
          len@allencaron.com

               A.C.L.N. LIMITED IS UNDER INVESTIGATION BY THE SEC

                 COMPANY ANNOUNCES AN INVESTIGATION BY THE SEC,
                  CLASS ACTION LAWSUITS AND OTHER DEVELOPMENTS

LOS ANGELES, CA (January 4, 2002).... A.C.L.N. Limited (NYSE:ASW) A.C.L.N.
announced today that the U.S. Securities Exchange Commission has commenced an investigation of the Company and has requested the Company to provide it with certain information. The SEC staff has advised the Company that it had serious questions regarding disclosures made by A.C.L.N. in Commission filings. The Company intends to cooperate fully with the Commission and has provided information to the staff in response to its request. A.C.L.N. President and Chief Executive Officer Aldo Labiad stated, "The Company believes that its SEC filings are accurate in all material respects, welcomes the Commission's inquiry and is committed to addressing the issues raised by the Commission promptly and fully."

     A.C.L.N. also announced that eight class action lawsuits have been filed against the Company and certain of its shareholders, directors and officers by or on behalf of various A.C.L.N. stockholders. These suits generally allege that the Company has misstated its profitability and future prospects in public disclosures. The Company believes that these allegations are without merit and intends to vigorously defend the lawsuits.

     Mr. Labiad also commented on the adverse impact on the Company's business caused by statements concerning the Company, which have appeared in recent press reports and were repeated by newspapers in Europe. The Company issued a press release on December 21, 2001 to respond to these reports. Mr. Labiad stated, "Our business has suffered significantly from a loss of trust by suppliers, customers and port agents in the countries where we do business. As a result, the level of car shipments has declined in the fourth quarter. In addition, dealers who traditionally make prepayments to us to use our logistics services to ship cars to Africa are now refusing to prepay. Erosion of prepayments, coupled with demands for prepayment from the company that sells us cars for resale, have adversely affected the Company. However, the Company's cash position is presently sufficient to respond to these business developments."

     Mr. Labiad further stated, "We believe that our cash could better be used to develop the Company's business and enhance its value to the shareholders. Management therefore plans to direct its energies to restore the trust the Company has enjoyed and to

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maximize growth and earnings for the benefit of its shareholders, customers and employees."

About A.C.L.N. Limited
----------------------

     A.C.L.N. Limited (www.aclnfltd.com) is a leader in pre-owned automobile and truck logistics, serving six European ports, and fourteen ports of destination in Africa. Founded in 1978, A.C.L.N. currently operates two primary business segments: (i) providing pre-owned automobile and truck logistics services between Europe and Africa, (ii) purchasing and selling new automobiles in Africa on a wholesale basis.

This news release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to statements that relate to the A.C.L.N.'s ability to service the debt of the vessels it has purchased, its intent to build vessels, uncertainty of litigation and the investigation by the regulatory authorities relating to A.C.L.N., its sales, profitability and growth, demand for its products or services, growth in the markets it serves, or any other statements that relate to the intent, belief, plans or expectations of A.C.L.N. or its management, or that are not a statement of historical fact. Any forward looking statements in this news release are based on current expectations and beliefs and are subject to numerous risks and uncertainties that could cause actual results to differ materially. Other factors that could cause A.C.L.N.'s actual results to differ materially are discussed in the A.C.L.N.'s recent filings with the Securities and Exchange Commission. A.C.L.N. disclaims any obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.